November 5, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Aerkomm Inc.
Registration Statement on Form S-1 (SEC File No. 333-237942)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby join in the request of Aerkomm Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. (EDT), November 6, 2020 or as soon thereafter as practicable.

Very truly yours,

INVEST SECURITIES SA

By:	/s/ Jean-Emmanuel VERNAY
Name:	Jean-Emmanuel VERNAY
Title:	CEO